SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                        Factory Card & Party Outlet Corp
                                (Name of Issuer)

                         COMMON STOCK ($.001 par value)
                         (Title of Class of Securities)

                                    303051106
                                 (CUSIP Number)

                   Steven Yadegari, General Counsel, CRM, LLC
             520 Madison Ave. New York, NY 10022 Ph# (212) 326-5334
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2007
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  303051106              SCHEDULE 13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Cramer Rosenthal McGlynn, LLC
     13-3156718
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This Statement relates to the shares of Common Stock ("Common Stock") of Factory Card & Party Outlet Corp. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 2727 Diehl Road Naperville, IL 60563

Item 2. Identity and Background

      (a) Pursuant to Rule 13-d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a Delaware limited liability company ("CRM LLC"), on behalf of the client accounts it manages.

      (b)-(c)

      Cramer Rosenthal McGlynn, LLC

      CRM LLC is a limited liability company that provides investment management services and is registered as an investment advisor under the Investment Advisors Act of 1940, as amended. The majority member of CRM LLC is Cramer Rosenthal McGlynn, Inc. ("CRM Inc."), a New York corporation. The principal business address of CRM LLC is 520 Madison Ave. New York, NY 10022. Its telephone number is (212) 838-3830.

      The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM LLC and CRM Inc. is set forth on Schedule I annexed hereto which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for CRM LLC was the personal funds or working capital of the clients to whom CRM, LLC provides discretionary investment management services (the "Advisory Clients").

      The total cost of the reported shares of Common Stock beneficially owned by CRM LLC, including those of its clients is $0

Item 4. The Reporting Person is filing an amended 13D to report that it has divested its entire position in Factory Card Party Outlet. As of the date of this filing, the ownership in Factory Card Party Outlet has decreased from 6% to 0%. The Reporting Person acquired all of the shares of Common Stock in the ordinary course of business for investment purposes. Except as set forth above, the Reporting Person currently does not have any plans or proposals that relate to or that would result in actions or transactions relating to the Company.

Item 5. Interest in Securities of the Issuer.

      (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned is based upon 3,352,952 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-K for the quarter ended March 31,2007.

      As investment manager for the Advisory Clients CRM LLC may be deemed to beneficially own the aggregate 0 shares held by the Advisory Clients. Such shares represent approximately 0% of the outstanding Common Stock of the Company.

      (b) By virtue of CRM LLC's position as investment manager for the Advisory Clients, CRM LLC may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by the Advisory Clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, the filing of this Statement on Schedule 13D shall not be construed as an admission by CRM LLC that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Common Stock held by the Advisory Clients.

      (c) CRM, LLC has not purchased on behalf of its Advisory Clients any shares of the Company's Common Stock on the open market since its last filing, dated February 14,2007. However, CRM has sold the following shares on behalf of its Advisory Clients on the open markets:

      Date                  Shares            Average Price

      05/03/2007            29,790            $12.23
      05/03/2007               300            $12.28
      05/08/2007            34,700            $12.27
      05/09/2007             3,000            $12.00
      05/11/2007           121,700            $11.96
      05/11/2007            11,500            $12.00

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

      None.

Item 7. Material to be Filed as Exhibits

      None.

                                    SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2007

                                            CRAMER ROSENTHAL MCGLYNN, LLC

                                            By: /s/ Steven Yadegari
                                               ---------------------------
                                            Name:  Steven Yadegari
                                            Title: General Counsel
                                                   CRAMER ROSENTHAL MCGLYNN, LLC

                                   Schedule I

                        Executive Officers and Directors

                          CRAMER ROSENTHAL MCGLYNN, LLC

The name and present principal occupation or employment of each of the executive officers and directors of CRM LLC is set forth below. The business address of each such person is 520 Madison Ave. New York, NY 10022

Name                        Present Principal Occupation and Employment

Ronald H. McGlynn           Chairman and CEO

Jay B. Abramson             President and Chief Investment Officer

Christopher Barnett         Executive Vice President and Director or Marketing

Carlos Leal                 Executive Vice President and Chief Financial Officer